UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Primo Water Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,505,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,505,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,505,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.88%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		72,343
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

72,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. IX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,604,366
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,604,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.20%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,604,366
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,604,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.20%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,604,366
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,604,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.20%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,604,366
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,604,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.20%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,604,366
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,604,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.20%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 74165N105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Primo Water Corp, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Primo Water Corp, 101 North Cherry Street, Suite 501, Winston-Salem, NC 27101.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership (“Legion Partners Special IX”);
(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

10

CUSIP NO. 74165N105

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners Special IX, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)       The principal business of each of Legion Partners I, Legion Partners II, and Legion Partners Special IX is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special IX were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,505,663 Shares owned directly by Legion Partners I is approximately $17,431,097, including brokerage commissions. The aggregate purchase price of the 72,343 Shares owned directly by Legion Partners II is approximately $839,625, including brokerage commissions. The aggregate purchase price of the 26,360 Shares owned directly by Legion Partners Special IX is approximately $334,454, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

11

CUSIP NO. 74165N105

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 30,857,302 Shares outstanding as of March 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2018.

A.	Legion Partners I
(a)	As of the close of business on May 4, 2018, Legion Partners I beneficially owned 1,505,663 Shares.

Percentage: Approximately 4.88%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,505,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,505,663

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 74165N105

B.	Legion Partners II
(a)	As of the close of business on May 4, 2018, Legion Partners I beneficially owned 72,343 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 72,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 72,343

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special IX
(a)	As of the close of business on May 4, 2018, Legion Partners Special IX beneficially owned 26,360 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 26,360

(c)	The transactions in the Shares by Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 74165N105

E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

14

CUSIP NO. 74165N105

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

 The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

Legion Partners I has sold short in over the counter market American-style put options referencing an aggregate of 119,700 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners II has sold short in over the counter market American-style put options referencing an aggregate of 1,900 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners IX has sold short in over the counter market American-style put options referencing an aggregate of 21,000 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

On May 4, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP NO. 74165N105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated May 4, 2018.

16

CUSIP NO. 74165N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. IX

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

18

CUSIP NO. 74165N105

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Purchase of Common Stock	03/22/2018	37,929	11.4120
Purchase of Common Stock	03/22/2018	26,176	11.2600
Purchase of Common Stock	03/23/2018	47,409	11.4280
Purchase of Common Stock	03/26/2018	46,534	11.4479
Purchase of Common Stock	03/26/2018	34,489	11.4500
Purchase of Common Stock	03/27/2018	2,516	11.4623
Purchase of Common Stock	03/27/2018	11,121	11.4471
Purchase of Common Stock	04/02/2018	4,707	11.7198
Purchase of Common Stock	04/03/2018	6,868	11.7203
Purchase of Common Stock[1]	04/20/2018	560,700	12.5000
Purchase of Common Stock	04/23/2018	7,767	12.4801
Purchase of Common Stock	04/24/2018	8,891	12.4848
Purchase of Common Stock	04/24/2018	6,885	12.5000
Purchase of Common Stock	04/25/2018	7,046	12.5688
Purchase of Common Stock	04/25/2018	71,547	12.5930
Purchase of Common Stock	04/27/2018	14,680	12.7737
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/27/2018	-271	2.2111
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/30/2018	-926	2.0103
Purchase of Common Stock	04/30/2018	21,747	12.9301
Purchase of Common Stock	05/01/2018	11,901	12.9849

19

CUSIP NO. 74165N105

Legion Partners, L.P. II

Purchase of Common Stock	03/22/2018	1,682	11.4120
Purchase of Common Stock	03/22/2018	1,161	11.2600
Purchase of Common Stock	03/26/2018	511	11.4500
Purchase of Common Stock	03/27/2018	103	11.4623

Purchase of Common Stock	03/27/2018	456	11.4471
Purchase of Common Stock	04/02/2018	193	11.7198
Purchase of Common Stock	04/03/2018	230	11.7203
Purchase of Common Stock[1]	04/20/2018	39,700	12.5000
Purchase of Common Stock	04/23/2018	122	12.4801
Purchase of Common Stock	04/24/2018	140	12.4848
Purchase of Common Stock	04/24/2018	109	12.5000
Purchase of Common Stock	04/25/2018	111	12.5688
Purchase of Common Stock	04/25/2018	1,127	12.5930
Purchase of Common Stock	04/27/2018	231	12.7737
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/27/2018	-4	2.2111
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/30/2018	-15	2.0103
Purchase of Common Stock	04/30/2018	343	12.9301
Purchase of Common Stock	05/01/2018	187	12.9849

20

CUSIP NO. 74165N105

Legion Partners SPECIAL OPPORTUNITIES, L.P. IX

Purchase of Common Stock	04/23/2018	1,361	12.4801
Purchase of Common Stock	04/24/2018	1,558	12.4848
Purchase of Common Stock	04/24/2018	1,206	12.5000
Purchase of Common Stock	04/25/2018	1,234	12.5688
Purchase of Common Stock	04/25/2018	12,534	12.5930
Purchase of Common Stock	04/27/2018	2,572	12.7737
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/27/2018	-48	2.2111
Sale of May 2018 Put Option ($15.00 Strike Price)[2]	04/30/2018	-162	2.0103
Purchase of Common Stock	05/01/2018	2,085	12.9849

____________________

1 Represents shares underlying American-style put options that were assigned at a strike price of $12.50.

2 Represents American-style put option sold short in the over-the counter market with an expiration date of May 18, 2018.

21

CUSIP NO. 74165N105

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 4, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. IX

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White